EXHIBIT 99.18

CONTRIBUTION AND EXCHANGE AGREEMENT

THIS CONTRIBUTION AND EXCHANGE AGREEMENT (this "*Agreement*") is entered into as of March 30, 2026 (the "*Effective Date*") by and among (a) Madryn Health Partners, LP, a Delaware limited partnership, and Madryn Health Partners (Cayman Master), LP, a Cayman Islands exempted limited partnership (each, a "*Contributor*"), and (b) Venus Merger Holdings Corporation, a Delaware corporation ("*Holdco*").

WHEREAS, each Contributor owns the number and class of shares of Venus Concept Inc., a Delaware corporation (the "*Company*"), set forth opposite such Contributor's name on <u>Schedule A</u> (collectively, the "*Company Shares*"); and

WHEREAS, on the Effective Date and subject to the terms and conditions of this Agreement, (a) each of the Contributors desires to contribute to Holdco such Contributor's Company Shares in exchange for the issuance of the number and class of shares of common stock of Holdco set forth opposite such Contributor's name on <u>Schedule A</u> (collectively, the "*Holdco Shares*" and such contribution, the "*Contribution*"), and (b) Holdco desires to accept the Company Shares from the Contributors and issue the Holdco Shares to the Contributors as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.   <u>Subscription and Exchange</u>.

(a)   Each of the Contributors hereby transfers, conveys assigns and contributes to Holdco all of such Contributor's right, title, and interest in and to the Company Shares, free and clear of any liens, claims, encumbrances, mortgages, pledges, security interests, conditional sales agreements, charges, options, preemptive rights, rights of first refusal, reservations, restrictions, claims, defects in title or other encumbrances, or limitations of any kind ("*Encumbrances*").

(b)   Holdco hereby accepts the Company Shares and hereby agrees to issue to each Contributor the Holdco Shares set forth opposite such Contributor's name on <u>Schedule A</u> in exchange for the contribution of such Contributor's Company Shares and the agreements of such Contributor set forth herein.

(c)   Each Contributor hereby accepts the Holdco Shares issued pursuant to Section 1(b).

2.   <u>Representations and Warranties of Holdco</u>. Holdco hereby represents and warrants to the other parties hereto as of the closing of the transactions contemplated hereby (the "*Closing*"), as follows:

(a)   <u>Authorization.</u> Holdco is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. All company action on the part of Holdco and its officers necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of Holdco hereunder has been taken, and this Agreement constitutes a valid and legally binding obligation of Holdco, enforceable against Holdco in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

(b)   Valid Issuance of Securities. The Holdco Shares being issued to each Contributor hereunder, when issued and sold in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid, and free of all Encumbrances.

(c)   No Conflict. The execution, delivery and performance of this Agreement does not and will not conflict with or result in any breach of, constitute a default under, or result in a violation of: (i) any obligation or commitment of Holdco to any third party; (ii) any law or judgment applicable to Holdco; or (iii) any law, statute, rule, regulation, judgment, or decree to which Holdco is subject.

3.   Representations and Warranties of the Company. The Company hereby represents and warrants to each of the other parties hereto as of the Closing, as follows:

(a)   Authorization. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. All company action on the part of the Company and its officers necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of the Company hereunder has been taken, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

(b)   No Conflict. The execution, delivery and performance of this Agreement does not and will not conflict with or result in any breach of, constitute a default under, or result in a violation of: (i) any obligation or commitment of the Company to any third party; (ii) any law or judgment applicable to the Company; or (iii) any law, statute, rule, regulation, judgment, or decree to which the Company is subject.

4.   Tax Matters

(a)   Agreed Tax Treatment of Contribution. Each Contributor agrees that the contribution of the Company Shares in exchange for the Holdco Shares is intended to be treated for United States federal income tax purposes as a transfer of property by Contributors to a corporation in exchange for shares of the corporation within the meaning of Section 351(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and any similar or analogous applicable provision of United States state or local tax law. The Contributors will report the Contribution as a transaction described in Section 351(a) of the Code for purposes of all tax returns and other filings except as otherwise required by applicable law.

5.   Miscellaneous.

(a)   Amendments. This Agreement may be amended, modified, or supplemented only pursuant to a written instrument making specific reference to this Agreement and signed by each of the parties hereto.

(b)   Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party without the prior written consent of the other parties. Any attempted assignment, delegation, or transfer in violation of this Section 5(b) shall be void and of no force or effect.

(c)   Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and permitted assigns.

(d)   Counterparts. This Agreement may be executed in multiple counterparts (including by delivery of copies by electronic delivery), each of which when so executed and delivered shall be an original, and all of which when taken together shall constitute one and the same instrument.

(e)   Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto in respect of the subject matter hereof, and supersedes any and all prior agreements or understandings between the parties hereto in respect of such subject matter, including any and all previously dated stockholder agreements, buy-sell agreements, put-call agreements or similar agreements relating to the Company Shares.

(f)   Further Assurances. Each party hereto shall execute and deliver all such further and additional instruments and agreements and shall take such further and additional actions, as may be reasonably necessary or desirable and as requested by the other party to evidence or carry out the provisions of this Agreement or to consummate the transactions contemplated hereby.

(g)   Governing Law. This Agreement shall be governed by the internal laws of the State of Delaware. Venue in any proceeding pursuant to this Agreement shall lie exclusively in state and federal courts sitting in the State of Delaware.

(h)   No Third-Party Beneficiaries. Nothing express or implied in this Agreement is intended or shall be construed to confer upon or give any person other than the parties hereto and their respective heirs, successors, and permitted assigns any right, benefit, or remedy under or by reason of this Agreement.

(i)   No Waiver. No waiver of any provision hereof, or consent required hereunder, or any consent or departure from this Agreement, shall be valid or binding unless expressly and affirmatively made in writing and duly executed by the party to be charged with such waiver. No waiver shall constitute or be construed as a continuing waiver or a waiver in respect of any subsequent default, either of similar or different nature, unless expressly so stated in such writing.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly and validly executed as of the date first set forth above.

HOLDCO:

VENUS MERGER HOLDINGS CORPORATION

By: /s/ Avinash Amin
Name: Dr. Avinah Amin
Its: President

CONTRIBUTORS:

MADRYN HEALTH PARTNERS, LP

By: Madryn Health Advisors, LP, its general partner

By: Madryn Health Advisors GP, LLC, its general partner

By: /s/ Avinash Amin
Name: Dr. Avinah Amin
Its: Member

MADRYN HEALTH PARTNERS
(CAYMAN MASTER), LP

By: Madryn Health Advisors, LP, its general partner

By: Madryn Health Advisors GP, LLC, its general partner

By: /s/ Avinash Amin
Name: Dr. Avinah Amin
Its: Member

Schedule A

Contributors

CONTRIBUTOR	CLASS OF COMPANY STOCK	NUMBER OF COMPANY SHARES	HOLDCO SHARES
Madryn Health Partners, LP	Series Y Preferred Stock	751,421	370.00
	Series X Preferred Stock	121,328	
	Senior Convertible Preferred Stock	583,050	
	Voting Convertible Preferred Stock	678,950	
	Common Stock	13,892,528	
Madryn Health Partners (Cayman Master), LP	Series Y Preferred Stock	1,279,445	630.00
	Series X Preferred Stock	206,586	
	Senior Convertible Preferred Stock	992,760	
	Voting Convertible Preferred Stock	1,156,050	
	Common Stock	23,654,845	